Mail Stop 4561
	 								September 8, 2005

VIA U.S. MAIL AND FAX (314) 822-3197

Mr. Timothy J. Tegeler
Chief Executive Officer
Siboney Corporation
325 North Kirkwood Road, Suite 300
St. Louis, MO 63122

      Re:	Siboney Corporation
      	Form 10-K for the year ended December 31, 2004
      	Filed March 29, 2005
      File No. 1-03952

Dear Mr. Tegeler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Balance Sheet, page 27

1. Please tell us what gave rise to the Refundable income taxes asset at December 31, 2004, and your accounting policy related to this asset.


1. Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

2. Please tell us your policy for recognizing revenues under agreements where goods shipped by you can be returned within 45 days and agreements where products may be returned after longer periods if the customer is not satisfied. Please cite the accounting literature that you have relied upon in your response.

Software Development Costs, page 32

3. Please expand upon your accounting policy for software development costs to address at least the following:

* the types of costs that are capitalized;
* the point at which you cease capitalizing costs related to software development; and
* Your impairment policy for capitalized software development costs.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Timothy J. Tegeler
Siboney Corporation
September 8, 2005
Page 1